SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2011

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated June 10, 2011

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: June 30, 2011

Eni and Cassa Depositi e Prestiti sign a purchase agreement for the participation in TAG

Rome, June 10, 2011 - Eni signed a purchase agreement with Cassa depositi e prestiti SpA (CDP) for the sale of 89% of the existing shares, corresponding to 94% of the economic rights held in Trans Gasleitung Austria GmbH.

Trans Gasleitung Austria GmbH is the company owning the transport rights for the Austrian section of the pipeline that connects Russia to Italy and that, in 2010, reported total revenues of 270 million euro.

This operation is part of the commitments taken by Eni in response to the European Antitrust Commission ruling on September 29, 2010, and it is subject to its approval.

The sale provides for the payment of 483 million euro, plus reimbursement of a shareholder loan granted by Eni to the company equal to 192 million euro, and these amounts will be subject to review at the closing date as per market practice.

The parties have also agreed to recognize an additional charge based on some earn-out mechanisms linked to the occurrence of certain events.

Following the conclusion of the operation, the ship-or-pay contract signed by Eni with TAG will remain into force.

By virtue of the nature of the counterparty and the economic importance of the contract for Eni, the transaction takes the form of an operation with a related party of minor importance for which a non-binding opinion has been required from the Committee for Internal control.

Mediobanca – Banca di Credito Finanziario S.p.A. and Rothschild S.p.A. for Eni and Credit Suisse for Cassa Depositi e Prestiti issued fairness opinion on the operation based on the assessment methodologies currently used for this type of operations.

Company contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

CDP Press Office
Tel. 06 4221.4440/3238/2435/2531
ufficio.stampa@cassaddpp.it
Web site: www.cassaddpp.it